                                                                      Exhibit 12

                              THE CHUBB CORPORATION


         COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
                     (in millions except for ratio amounts)


                                                                   Years Ended December 31,
                                                  1997          1998          1999         2000         2001
                                               -----------    ---------    ---------    ---------     --------
Income (loss) from continuing operations
   before provision for income taxes ....      $     974.1    $   849.7    $   710.1    $   851.0     $  (66.0)
Less:
   Income (loss) from equity investees ..             --           --            0.4         (6.6)        (9.3)
Add:
   Interest expensed ....................             63.7         28.9         48.5         52.9         55.0
   Capitalized interest amortized
     or expensed ........................              8.8         21.8          8.3          9.4         10.7
   Portion of rents representative of the
     interest factor ....................             27.9         29.1         28.1         30.0         32.6
   Distributions from equity investees ..             --           --            2.2          1.6          2.3
                                               -----------    ---------    ---------    ---------     --------
      Income as adjusted ................      $   1,074.5    $   929.5    $   796.8    $   951.5     $   43.9(a)
                                               ===========    =========    =========    =========     ========

Fixed charges:
   Interest expensed ....................      $      63.7    $    28.9    $    48.5    $    52.9     $   55.0
   Capitalized interest .................              8.7         --           --           --            2.3
   Portion of rents representative of the
     interest factor ....................             27.9         29.1         28.1         30.0         32.6
                                               -----------    ---------    ---------    ---------     --------
      Fixed charges .....................      $     100.3    $    58.0    $    76.6    $    82.9     $   89.9
                                               ===========    =========    =========    =========     ========
Ratio of consolidated earnings to
   fixed charges ........................            10.71        16.03        10.40        11.48         0.49(a)
                                               ===========    =========    =========    =========     ========



(a) For the year ended December 31, 2001, consolidated earnings were not sufficient to cover fixed charges by $46.0 million. Consolidated earnings for the period, as defined, reflect a $635.0 million loss before income taxes from the September 11 attack in the United States and net surety bond losses before income taxes of $220.0 million arising from the bankruptcy of Enron Corp. Excluding the loss from the September 11 attack and the Enron surety losses, the ratio of consolidated earnings to fixed charges would have been 10.00 for the year ended December 31, 2001.